Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
December 10, 2010
VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Aslynn Hogue
Re:	Finisar Corporation (the “Company”) File No. 333-163788 Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     The request filed by Finisar Corporation (the “Company”) on December 3, 2010 for withdrawal of the registration statement (File No. 333-163788) is hereby withdrawn.
     Should you have any questions concerning the foregoing, please contact the undersigned at (267) 803-3803 or Joe C. Sorenson of DLA Piper LLP (US), the Company’s legal counsel, at (703) 773-4130.

Very truly yours, Finisar Corporation
/s/ Christopher E. Brown
Christopher E. Brown
Vice President, General Counsel and Secretary